CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED (AATI – 002)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

June 21, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Jay Mumford
Peggy Fisher
Patrick Enumwaonye
Brian Cascio

Re:	Advanced Analogic Technologies Incorporated
Amendment No. 3 to
Registration Statement on Form S-1
File No. 333-123798

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (“AnalogicTech” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated June 8, 2005 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR one copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Commission on June 3, 2005. In addition, we are providing via Express Delivery five paper copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for portions of this letter.

For ease of reference by the Staff in reviewing AnalogicTech’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated June 8, 2005 and is also repeated prior to the applicable response.

Securities and Exchange Commission

June 21, 2005

General

COMMENT 1: Note that we may have additional comments when you include a price range and all price-related disclosure.

RESPONSE: The Company notes that the Staff may have additional comments when a price range and all price-related disclosure is included in the Registration Statement.

Graphics

COMMENT 2: Disclose on the applicable pages of the graphics that you do not manufacture the finished products depicted there.

RESPONSE: In response to the Staff’s comment, the Company has added a legend at the bottom of the two applicable graphics pages clarifying that AnalogicTech does not manufacture the finished products depicted there. The Company is supplementally providing copies of these modified pages to the Staff via overnight mail.

Management’s Discussion and Analysis – Page 25

COMMENT 3: Please revise the disclosure on pages 30 and 36 to explain in more detail the reference to “the implementation of [your] international structure” and the impact that is expected to have on future operations.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on pages 30 and 36 of Amendment No. 3 to provide additional detail on the implementation of the Company’s international structure.

COMMENT 4: Please revise to clarify how you “reassessed” the valuations of the common stock for options granted as discussed on pages 28 and 29 and whether this resulted in any additional compensation being recorded.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 29 of Amendment No. 3 to clarify the noted reassessments and the resulting deferred stock-based compensation expenses.

Certain Relationships and Related Party Transactions – Page 69

COMMENT 5: We note your response to comment 2. The disclosure on pages 69 and II-2 states that the warrants were issued in October, 2003. This disclosure on page F-15 states that the Board approved the issuance during the period ended December 31, 2002. Please reconcile the disparity in the dates.

Securities and Exchange Commission

June 21, 2005

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 69, F-15 and II-2 of Amendment No. 3 to clarify that the Company’s Board of Directors approved the issuance of the referenced warrants during 2002, but that such warrants were not prepared and issued by the Company until October 2003 (the date of issuance reflected on the warrants themselves).

Financial Statements

Note 1. Business and Significant Accounting Policies – Page F-7

COMMENT 6: Please revise to disclose the management representations required by Rule 3-03(d) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page F-12 of Amendment No. 3.

Stock Options – Page F-14

COMMENT 7: We reference your response to our prior comment number 7. Please provide details of the preliminary pricing information based on the discussion of the pricing expectations with the underwriters in the first quarter of 2005 as indicated in the response.

RESPONSE: [*]

COMMENT 8: Please update your Exhibit A to include all options issued through May 31, 2005.

RESPONSE: The Company is supplementally providing Exhibit A hereto, which is an updated version of that certain Exhibit A originally provided with the Company’s letter to the Staff dated April 29, 2005 and filed with Amendment No. 1 to the Registration Statement.

*****

Securities and Exchange Commission

June 21, 2005

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned, Mark L. Reinstra or Gavin L. Zee of this office.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Alexander D. Phillips
Alexander D. Phillips

cc:	Richard K. Williams
Brian R. McDonald
Ashok Chandran
Joseph Hollinger
Advanced Analogic Technologies Incorporated

William Salisbury
Morgan Stanley & Co. Incorporated

Chet Bozdog
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Charles C. McCabe
Piper Jaffray & Co.

Robert Flanagan
SG Cowen & Co., LLC

Mark Roberts
Thomas Weisel Partners LLC

Scott Angel
Deloitte & Touche LLP

Christopher L. Kaufman, Esq.
Andrew S. Williamson, Esq.
Latham & Watkins LLP

Mark L. Reinstra, Esq.
Gavin L. Zee, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Exhibit A

Name (f)	Grant Date (a)		Shares Granted (a)		Type of Option		Exercise Price Per Share (b)		FMV (d)		Total Cheap Stock Impact (h)		Relationship with the Company (f)		Accounting literature (h)		Concurrent transactions (g)
[*]	[	*]	[	*]	[	*]	[	*]	[	*]	[	*]	[	*]	[	*]	[	*]